Filed by Andeavor Logistics LP
(Commission File No. 001-35143)
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
Western Refining Logistics, LP
(Commission File No.: 001-36114)

The following are excerpts of remarks relating to the proposed merger between Western Refining Logistics, LP and Andeavor Logistics LP presented during a conference call held by Andeavor (“Andeavor”) on August 9, 2017. Excerpts from the question-and-answer portion of the conference call are also included beneath the remarks.

Remarks from second quarter 2017 Andeavor earnings conference call on August 9, 2017:

Gregory Goff - Andeavor - Chairman and Chief Executive Officer

In addition, the Andeavor board has authorized management to work with the board and management of Andeavor Logistics to consider and begin to negotiate a merger of Andeavor Logistics and Western Logistic and changes to the capital structure of Andeavor Logistics with respect to the incentive distribution rights.

After evaluating many options related to the incentive distribution rights, both Andeavor and Andeavor Logistics preferred approach is to pursue a buy-in transaction in exchange for common units. The transactions require approval of the board of directors of all three companies as well as the conflicts committees of both MLPs.

We believe we will be able to complete negotiations and announce the transactions during this quarter. We expect the opportunity for Andeavor Logistics to acquire assets offered by Andeavor in the fourth quarter of 2017, which could add an additional $30 million to $40 million of annual earnings and $45 million to $55 million of annual EBITDA.

Given the timing for this expected drop down, we expect Andeavor Logistics to achieve its run rate target of $525 million of annual net earnings and $1 billion of annual EBITDA for 2017. With more stable market conditions and the possibilities to improve Andeavor Logistics' competitive position, we remain excited about our future and the ability to grow value for our unitholders.

[….]

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

Our financial discipline and principles remain unchanged, and helped guide us as we evaluated options for the merger and the IDR buy in. These principles include the following: achieve an attractive cost of capital by removing the IDR burden and merge the MLPs to achieve near-term cash flow accretion, which allows, ANDX to aggressively grow the business; immediately increase and sustain a coverage ratio of around 1.1x; maintain debt-to-EBITDA below 4x and achieve an investment-grade credit rating in the near term; sustain an attractive and competitive long-term distribution growth rate; significantly reduce new public equity issuances needed to achieve growth resulting in more value creation and less dilution for unitholders; and to ensure Andeavor shareholders realize the intrinsic value from ownership of this attractive and growing Logistics business. As we progress through this process, we will share more details in appropriate time so we feel this is a very important part of Andeavor's full valuation potential.

Q&A from conference call on August 9, 2017:

Philip M. Gresh - J.P. Morgan

Got it. Okay. Second question will just be on this IDR buy in. I know you probably don't want to say too much here. But I just want to take stab at it in terms of - - If you look at that the targets for EBITDA at Andeavor logistics, if you think about the drop-down you are targeting, some other growth projects, et cetera. Is there any kind of frame of reference you can give us for what range of GP IDRs we’d be talking about in 2018, upon which this will be based? And obviously, some peers have been out there publicly with ranges and they’ve talked about it 15 to 20x of the range they've given. But really any kind of color you might be able to give here would be helpful.

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

Yes. This is Steve, Phil. Because of the fact that we're in negotiations with really 3 public companies, as you know, we're limited in what we can say. And given the fact that we're contemplating both a merger and IDR buy ins. I can't at this time tell you what the forward combined IDR distributions would be. We'll, of course, do that at the right time. I think the key thing to keep in mind is what we're trying to achieve and hopefully, when we present that to you, you'll see it being very, very consistent with the principals I just outlined for you.

[ . . . ]

Bradley Barrett Heffern - RBC Capital Markets

I'll try another question on the IDRs. I just wanted to verify, that this is all going to be one transaction? So the merger and the IDRs would be announced for the same time? And additionally, I was wondering if there is any change in thinking around drop multiples once the MLP no longer has IDR burden?

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

So directionally, you're thinking about at the right way. From a -- we said that all 3 companies have to approve what we're doing and ideally you'd like to do all those things at one time. So that would be the best outcome and that would be something we'd like to achieve. And second, in terms of drop down multiples, I think the way we've always described it and will be consistent with this is that we wanted to do it at a fair value. A value that is fair to both Andeavor as well as accretive to the Logistics business.
The removal of the IDRs makes that a lot easier and more accretive, which we think can unlock, can still get the high values that we should get to Andeavor, but unlock more accretion with less unit issuance at logistics level, which should unlock more value in the units themselves, which we own a significant number of. And so that's how I think about it at this point. We'll continue to expand upon that.

Gregory Goff - Andeavor - Chairman and Chief Executive Officer

Yes, and I would just add that drop downs are market-based. You have to understand the principle of a drop down, its market-base and in almost all cases, there are comparable values of what you could sell that asset for in the marketplace and the principle is to do to that, like Steven said, what he called the fair equitable value is a market-based value.

Brad Heffern - RBC Capital Markets

Okay. And then speaking to Steven, it looks like the revolver balance or them revolver hand balance this quarter look like maybe $600 million is that the right number and is that just as you were talking about before being strategic with the repurchase program?
And is that just, as you were talking about before, beings strategic with the repurchase program?

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

No, it does have a balance of about $600 million, and the main driver of that was the cash consideration portion of the acquisition, as well as acquisition related costs. That's something that we'll look at, now that we're investment grade and you look at where interest rates are. Whether you term some of that out, you pay some of that down. But given how low cost revolver is, we're comfortable with that being this part of the capital structure right now, but that's what the proceeds for.

[….]

Blake Fernandez - Scotia Howard Weil

I was also hoping to verify -- I was hoping to verify something on the IDRs as well. Are you contemplating any kind of potential just restructuring of the IDRs? Or are you only intending to fully retire them?

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

So, that's what we wanted to be clear on that's one area that although, we haven't gone through the complete approval process with our boards, in the process we have agreed, that a full buyin -- so a permanent solution to the IDRs is the best approach for both Andeavor and Andeavor Logistics. Provides clarity and cost of capital and we think it, provides the best intrinsic value on marketable company. And so, it would be a full buy in structure.

Blake Michael Fernandez - Scotia Howard Weil

Okay, that makes sense. And then, so I guess, post that transaction, assuming it comes to fruition and given the fact that you'll be taking units, you'll be quite a large shareholder. Are you -- is the intention to just maintain that ownership in the LP for the foreseeable future? Or is there a liquidation event on the horizon at some point?

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

I'd say in general the same thing that we've said. You're right, we will if you do the conversion, it will increase the number of LP units we have. You think that economically, we already have that type of ownership, but it's just through a more complex instrument. But we like our ownership and that we think it's very attractive part of the value chain, as Greg mentioned earlier, and the intrinsic value clarity that comes with the elimination of IDRs. And we think - we wanted - it's a graphically growing business. It's got tremendous opportunities to continue to invest for growth and so we like that investment and we'll likely hold the units that we have.

[….]

Corey Benjamin Goldman - Jefferies

Great, that's really helpful. And just as a follow-up, sorry. I'm going to ask another question on the IDRs. Are you also including the drop down to Andeavor Logistics with that? And then also with that, how do you treat the current Andeavor waivers in place, is relates to the transaction? Are you looking at pro forma IDRs ex-waivers or IDRs with waivers?

Steven M. Sterin - Andeavor - Executive Vice President and Chief Financial Officer

So the first question, in terms of drop downs, we have stated in our Andeavor Logistics release that we anticipate doing a dropdown in the fourth quarter, which we said we’d like to have this transaction completed and announce in the third quarter. And so that will be the sequencing I would think about directionally. And your other question, I think it's just too early to answer, but it is something that we will provide clarity to, as we complete the transaction.

[….]

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “may,” “will,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by Andeavor Logistics LP (“ANDX”) of Western Refining Logistics, LP (“WNRL”), synergies and the shareholder value to result from the combined company, and the proposed buy-in of ANDX’s incentive distribution rights by Andeavor (“ANDV”) in exchange for common units of ANDX. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the negotiation and execution, and the terms and conditions, of definitive agreements relating to the proposed transactions and the ability of ANDX, WNRL and/or ANDV, as applicable, to enter into or consummate such agreements, the risk that the proposed transactions do not occur, expected timing and likelihood of completion of the proposed transactions, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed acquisition that could reduce anticipated benefits or cause the parties to abandon the transactions, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could cause the parties to abandon the transactions, risks related to disruption of management time from ongoing business operations due to the proposed transactions, the risk that any announcements relating to the proposed transactions could have adverse effects on the market price of ANDX’s common units, WNRL’s common units or ANDV’s common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of ANDX, WNRL and ANDV to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, the risk that the combined company may not buy back shares, the risk of the amount of any future dividend ANDX may pay, and other factors. All such factors are difficult to predict and are beyond ANDX’s or ANDV’s control, including those detailed in ANDX’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on ANDX’s website at http://andeavorlogistics.com/ and on the SEC’s website at http://www.sec.gov, those detailed in WNRL’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on WNRL’s website at http://www.wnrl.com and on the SEC website at http://www.sec.gov, and those detailed in ANDV’s website at http://www.andeavor.com and on the SEC website at http://www.sec.gov. ANDX’s, WNRL’s and ANDV’s forward-looking statements are based on assumptions that ANDX, WNRL and ANDV believe to be reasonable but that may not prove to be accurate. ANDX, WNRL and ANDV undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

No Offer or Solicitation:

This communication relates to a proposed business combination between WNRL and ANDX and a proposed transaction between ANDX and ANDV. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In the event that the parties enter into definitive agreements with respect to the proposed transactions, ANDX and WNRL intend to file a registration statement on Form S-4, containing a consent statement/prospectus (the “S-4”) with the SEC. This communication is not a substitute for the registration statement, definitive consent statement/prospectus or any other documents that ANDX, WNRL or ANDV may file with the SEC or send to unitholders in connection with the proposed transaction. UNITHOLDERS OF ANDX AND WNRL AND SHAREHOLDERS OF ANDV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FORM S-4 AND THE DEFINITIVE CONSENT STATEMENT/PROSPECTUS INCLUDED THEREIN IF AND WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, investors and security holders will be able to obtain copies of these documents, including the consent statement/prospectus, and any other documents that may be filed with the SEC in the event that the parties enter into a definitive agreements with respect to the proposed transactions free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by ANDX will be made available free of charge on ANDX’s website at http://andeavorlogistics.com/ or by contacting ANDX’s Investor Relations

Department by phone at (210) 626-7202. Copies of documents filed with the SEC by WNRL will be made available free of charge on WNRL’s website at http://www.wnrl.com or by contacting WNRL’s Investor Relations Department by phone at (210) 626-7202. Copies of documents filed with the SEC by ANDV will be made available free of charge on ANDV’s website at http://www.andeavor.com or by contacting ANDV’s Investor Relations Department by phone at (210) 626-7202.